Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PREANNOUNCEMENT ON ESTIMATED LOSS FOR THE YEAR 2021

This announcement is made by Guangshen Railway Company Limited (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THE PERIOD

(I)	Period for the Estimated Results

January 1, 2021 to December 31, 2021 (the “Period”).

(II)	Estimated Results

1.

According to the preliminary estimate made by the finance department of the Company based on the China Accounting Standards for Business Enterprises, the net profit attributable to shareholders of the listed company for the year 2021 is estimated to be approximately RMB-1,150 million to RMB-900 million, representing a decrease of RMB592 million~RMB342 million as compared with the same period of last year, or a year-on-year change of -106.09% ~ -61.29%.

2.

The net profit attributable to shareholders of the listed company after deducting the non-recurring gain or loss for the year 2021 is estimated to be approximately RMB-1,250 million to RMB-1,000 million, representing an increase of RMB172 million~RMB422 million as compared with the same period of last year, or a year-on-year change of 12.10%~29.68%.

(III)	The financial figures relating to the estimated results for the Period have not been audited by certified public accountants.

II.	RESULTS FOR THE SAME PERIOD OF LAST YEAR

(I)

For the year 2020, the Company recorded a net profit attributable to shareholders of the listed company of RMB-558 million and a net profit attributable to shareholders of the listed company after deducting the non-recurring gain or loss of RMB-1,422 million.

(II)	For the year 2020, the basic earnings per share of the Company amounted to RMB-0.08.

III.	MAIN REASONS FOR THE ESTIMATED LOSS FOR THE PERIOD

Firstly, a non-recurring gain or loss of approximately RMB890 million generated in the same period of last year as a result of the resumption of the land use rights for Guangzhou East Shipai Old Goods Yard; secondly, due to the continuing impact of the novel coronavirus epidemic in 2021, the Company continued to experience a decline in the passenger delivery volume, with a total passenger delivery volume of 40.7782 million people for the year, representing a year-on-year decrease of 4.84%; thirdly, the normalisation of epidemic prevention and control policy resulted in an increase in epidemic prevention costs.

IV.	RISK WARNING

There are no material uncertainties that will affect the accuracy of the estimated loss for the Period.

V.	OTHER MATTERS

The figures as mentioned above are only based on preliminary estimates. Please refer to the 2021 annual results announcement to be officially disclosed by the Company for accurate financial data. Investors are advised to pay attention to the investment risks.

By Order of the Board of Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

January 25, 2022

As at the date of this announcement, the Board consists of：

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong

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